DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

4,894,417

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

4,894,417
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

4,894,417

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.95

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________




Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Putnam Master Intermediate Income Trust ("PIM" or the
"Issuer").The principal executive offices of PIM are located at One Post Office Square, Boston, MA 02109.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip
Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,
Saddle Brook, NJ 07663, also a principal of Bulldog Investors.
Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of the Issuer have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the Issuer's shares are undervalued and may communicate its views to management.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Issuers Website 91,389,759 shares were outstanding as of June 30, 2007. Additionally 9,138,976 shares were purchased by the Issuer in a tender offer. Therefore the reporting persons believe that there are currently 82,250,783 shares of PIM outstanding. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 4,894,417 shares of PIM or 5.95% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein, Mr. Dakos or with clients.


c) During the past 60 days the following shares of PIM were traded:

B = Buy
S= Sale
T = Shares sold pursuant to tender offer



Date	Transaction	Shares	Price
7/26/2007	B	2000	 $   6.27
7/26/2007	B	2000	 $    6.27
7/26/2007	B	2000	 $    6.27
7/26/2007	B	5000	 $    6.27
7/26/2007	B	1000	 $    6.27
7/26/2007	B	5000	 $    6.27
7/26/2007	B	20000	 $    6.21
7/26/2007	B	119300	 $    6.26
7/25/2007	B	70000	 $    6.33
7/24/2007	B	71600	 $    6.37
7/23/2007	B	3000	 $    6.41
7/23/2007	B	3000	 $    6.41
7/23/2007	B	2000	 $    6.41
7/23/2007	B	1488	 $    6.41
7/23/2007	B	1000	 $    6.41
7/23/2007	B	2200	 $    6.41
7/23/2007	B	1000	 $    6.41
7/23/2007	B	4000	 $    6.41
7/23/2007	B	83600	 $    6.40
7/20/2007	B	50000	 $    6.38
7/19/2007	B	26500	 $    6.42
7/18/2007	T	430	 $    6.98
7/18/2007	T	859	 $    6.98
7/18/2007	T	291331	 $    6.98
7/18/2007	T	85738	 $    6.98
7/18/2007	T	55076	 $    6.98
7/18/2007	T	11361	 $    6.98
7/18/2007	T	6357	 $    6.98
7/18/2007	T	94092	 $    6.98
7/18/2007	T	80218	 $    6.98
7/18/2007	T	523560	 $    6.98
7/18/2007	B	4300	 $    6.42
7/18/2007	T	462	 $    6.98
7/18/2007	T	2148	 $    6.98
7/17/2007	B	99400	 $    6.42
7/16/2007	B	4300	 $    6.42
7/13/2007	B	20000	 $    6.48
7/12/2007	S	39400	 $    6.61
6/13/2007	B	2300	 $    6.47






d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/27/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of PIM.

Dated: 7/27/07


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos